Exhibit 24



                          INTERNET COMMERCE CORPORATION

                             AUTHORIZATION STATEMENT

This statement confirms that the undersigned has authorized and designated each of Walter M. Psztur and G. Michael Cassidy to execute and file on the undersigned's behalf all forms that the undersigned may be required to file with the United States Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16") as a result of the undersigned's ownership of or transactions in securities of Internet Commerce Corporation ("ICC"). The authority granted under this statement shall continue until the undersigned is no longer required to file forms under Section 16 with respect to the ownership of or transactions in the securities of ICC, unless earlier revoked in writing.


Signature:        /s/ Thomas J. Stallings

Name (print):     Thomas J. Stallings

Date:             December 10, 2003